UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ABERCROMBIE & FITCH CO.
(Exact name of the registrant as specified in its charter)

Delaware	1-12107	31-1469076
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6301 Fitch Path, New Albany, Ohio	43054
(Address of principal executive offices)	(Zip code)

Kim Harr (614) 283-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Abercrombie & Fitch Co. (the “Company”) has reviewed its products to ascertain whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and has determined that Conflict Minerals are contained in, and are necessary to the functionality or production of, certain products that were manufactured by or on behalf of the Company during the calendar year 2013 (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry to ascertain whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”). Based on the results of the Company’s reasonable country of origin inquiry, the Company has no reason to believe that any Conflict Minerals in its Covered Products may have originated in a Covered Country. The reasonable country of origin inquiry the Company undertook in making its determination and the results of the inquiry are briefly described below.
As part of its reasonable country of origin inquiry, the Company created a Conflict Minerals policy (the “Policy”) in December 2012, and communicated the Policy to its suppliers in February 2013 through the Company’s monthly supply chain bulletin. The Company’s Policy is to support the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of Conflict Minerals from the Covered Countries. The Company requires its vendors and suppliers to purchase Conflict Minerals only from legitimate sources not involved in funding conflict and to avoid the use of Conflict Minerals that may finance or benefit armed groups in the Covered Countries. Under the Policy, vendors and suppliers are expected to verify that the Conflict Minerals they purchase are conflict free, and to cooperate with the Company in its efforts to ascertain the source and origin of Conflict Minerals used in Covered Products.
The Company also identified all of its Covered Products that it believed contained Conflict Minerals, and developed a process to verify the presence of Conflict Minerals that are necessary to the functionality or production of each of its Covered Products. The Company identified each of its suppliers who supply Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”). The Company requested each of its Covered Suppliers to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “EICC/GeSI Template”). The EICC/GeSI Template is designed to confirm the use of Conflict Minerals in the Covered Products, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the EICC/GeSI Template responses received from each of its Covered Suppliers, and contacted each Covered Supplier whose EICC/GeSI Template was incomplete to obtain additional information.
The Company has received completed EICC/GeSI Template responses from all of its Covered Suppliers. Each of the Covered Suppliers responded that the Conflict Minerals supplied to the Company did not originate from a Covered Country.
The information discussed above is also available at: http://www.abercrombie.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO.

Dated: May 28, 2014	By: /s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Chief Operating Officer